NYSE
AN ICE EXCHANGE

September 15, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of FedEx Corporation, guaranteed by Federal Express Corporation, FedEx Office and Print Services, Inc., Federal Express Europe, Inc., Federal Express Holdings S.A., LLC and Federal Express International, Inc., under the Exchange Act of 1934:

- 4.000% Notes due 2030
- 4.625% Notes due 2034

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com